Exhibit 99.1

Enthusiast Gaming Announces Record 51.8 Million Monthly Unique Visitors in the United States

Closes in on legacy social media such as Twitter, streaming media such as Netflix, and sports media such as ESPN, for U.S. Gen Z and Millennials

TORONTO, January 31, 2022 -- Enthusiast Gaming Holdings Inc. (“Enthusiast Gaming” or the “Company”) (NASDAQ: EGLX; TSX: EGLX), a media and content platform for video game and esports fans to connect and engage, today announced that its digital media property reached a record 51.8 Million Unique Visitors in the United States in December 2021, based on recent digital media ratings from Comscore (Comscore Media Metrix®, Desktop 2+ Mobile 13+, December 2021, U.S.).

Enthusiast Gaming is joined by Twitch and Roblox as the only gaming companies to rank as Top 100 Internet Properties in 2021 (Comscore Media Metrix®, Desktop 2+ Mobile 13+, November & December 2021, U.S.).

With Microsoft’s recently-announced plans to acquire game publisher Activision Blizzard, the spotlight on the gaming sector has never been brighter. Time spent on media activities related to gaming is now nearly equal to time spent actually playing video games; gamers are spending an average 16 hours each week playing, 8 hours each week watching or participating in game streams, and 6 hours a week interacting on gaming forums and communities (Accenture, Gaming: The Next Super Platform, April 2021).

The majority of Enthusiast Gaming's audience consists of Millennial and Gen Z visitors, aged 13- 34 (Comscore Media Metrix®, December 2021, U.S.). The growth in gaming media is being driven by these demographics, as they shift content consumption away from legacy social media, sports media, and streaming platforms, and toward gaming platforms. Enthusiast Gaming generated 254% growth in this audience for the three years ended December 2021, and its reach now rivals legacy platforms such as Twitter, Netflix, and ESPN (Comscore Media Metrix®, December 2018 - December 2021, U.S.).

Figure 1. Gaming Media Rivals Reach of Legacy Social Media

Enthusiast Gaming surpasses Snapchat, closes in on Twitter, for Gen Z and Millennial males

(Comscore Media Metrix®, Males 13-34, December 2018 - December 2021, U.S.)

Figure 2. Gaming Media Rivals Reach of Legacy Streaming Media

Enthusiast Gaming catches Netflix for Gen Z and Millennial male audience

(Comscore Media Metrix®, Males 13-34, December 2018 - December 2021, U.S.)

Figure 3. Gaming Media Rivals Reach of Legacy Sports Media

Enthusiast Gaming rivals ESPN, as Esports and Sports converge for Gen Z and Millennials

(Comscore Media Metrix®, Persons 13-34, December 2018 - December 2021, U.S.)

“Gaming and esports media are the most disruptive forces in digital media. This data not only shows the growth of Enthusiast Gaming’s audience, but also that young people are creating, consuming, and sharing gaming and esports content, and spending less time with legacy social media, legacy streaming media, and legacy sports media,'' commented Adrian Montgomery, CEO of Enthusiast Gaming. “This further demonstrates how gaming and esports communities and content are critical for reaching Gen Z and Millennial audiences.”

The Unique Visitor metric from Comscore allows for a comparison of digital media properties using a consistent third-party methodology. A property represents the highest level of digital media ownership and attribution, and can include a company’s owned and operated web domains and mobile apps, exclusively assigned domains and apps, and owned and operated or affiliate YouTube channels. The metric provides deduplicated reach across desktop, mobile, and video, resulting in a holistic view of digital media consumption and trends.

About Enthusiast Gaming

Enthusiast Gaming is building the largest media and content platform for video game and esports fans to connect and engage worldwide. Combining the elements of its four core pillars; Media, Talent, Esports and Experiences, Enthusiast Gaming provides a unique opportunity and integrated approach to reach and connect with its coveted GenZ and Millennial audience. Through its proprietary mix of digital media and entertainment assets, Enthusiast Gaming has built a vast network of like-minded communities to deliver the ultimate fan experience.

Contacts:

Investor Relations:

Eric Bernofsky, Chief Corporate Officer, Enthusiast Gaming
investor@enthusiastgaming.com

Media Relations:

Ashley Stanhope, Provident Communications
ashley@providentcomms.com

416-303-1498

Neither the TSX Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Exchange) accept responsibility for the adequacy or accuracy of this release.

This news release contains certain statements that may constitute forward-looking information under applicable securities laws. All statements, other than those of historical fact, which address activities, events, outcomes, results, developments, performance or achievements that Enthusiast Gaming anticipates or expects may or will occur in the future (in whole or in part) should be considered forward-looking information. Often, but not always, forward-looking information can be identified by the use of words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or variations (including negative variations) of such words and phrases, or statements formed in the future tense or indicating that certain actions, events or results "may", "could", "would", "might" or "will" (or other variations of the forgoing) be taken, occur, be achieved, or come to pass. Forward-looking statements in this news release include, but are not limited to, statements regarding the growth of the Company’s digital audience, and trends in digital media consumption amongst certain demographics.

Forward-looking statements are based on assumptions and analyses made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments, including, but not limited to, expectations and assumptions concerning: interest and foreign exchange rates; capital efficiencies, cost saving and synergies; growth and growth rates; the success in the esports and media industry; and the Company’s growth plan. While Enthusiast Gaming considers these assumptions to be reasonable, based on information currently available, they may prove to be incorrect. Readers are cautioned not to place undue reliance on forward-looking statements. In addition, forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks associated with general economic conditions; the timing and filing of the final base shelf prospectus and corresponding Registration Statement; the potential offering of any Securities by the Company; uncertainty with respect to the completion of any future offering; the ability to obtain applicable regulatory approvals for any contemplated offerings; the ability of the Company to negotiate and complete future funding transactions; adverse industry events; and future legislative, tax and regulatory developments. Readers are cautioned that the foregoing list is not exhaustive. For more information on the risk, uncertainties and assumptions that could cause anticipated opportunities and actual results to differ materially, please refer to the public filings of Enthusiast Gaming which are available on SEDAR at www.sedar.com. Readers are further cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement and reflect our expectations as of the date hereof, and thus are subject to change thereafter. Enthusiast Gaming disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law.